

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2024

Fawwad Qureshi
Chief Financial Officer
Trupanion, Inc.
6100 4th Avenue S, Suite 200
Seattle, WA 98108

> **Re: Trupanion, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2023**
> **File No. 001-36537**

Dear Fawwad Qureshi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Revenue, page 46

1. We note your disclosure on page 45 describing your revenue streams, including subscription fees, writing policies on behalf of third parties, and insurance software solutions. We also note your disclosures elsewhere in the filing that reference revenues, such as but not limited to commissions (page 40), gross underwriting premiums (page 40), and sign-up fees (page 45). To help investors better understand your results of operation and the underlying reasons for material changes in quantitative and qualitative terms, please revise your future filings to address the items below. See Item 303 of Regulation S-K.
   - Enhance your discussion of revenues to better define your different revenue streams. For example, define "subscription fees" and "premiums," distinguishing between the two, if applicable, and explain all key revenue streams for each segments' business.
   - Where applicable, provide additional details regarding material revenue drivers for the periods presented and the business(es) to which these apply. For example,

if commissions and premiums are material contributors to subscription and / or other business revenues, separately quantify and discuss trends for these items.

Note 10. Reserve for Veterinary Invoices, page 80

2.   We note your disclosures on page 81 that period-over-period favorable and unfavorable development for the subscription and other business segments is attributable to ongoing analysis of recent payment trends. In future filings, please enhance your disclosures to include more detail on recent payment trends, and to provide more detailed discussion, with quantification, of period-over-period changes and trends in claim severity, frequency, average settlement time or other underlying drivers.

3.   We note your inclusion of "Non-cash expenses" in your reserve roll-forwards on page 81. In future filings, please provide a definition and explanation of what these amounts represent.

Note 15. Segments, page 88

4.   We note your disclosure that the Company has two aggregated reporting segments and, further, that the subscription business segment consists of products that have similar target margin profiles. Please clarify for us if the Company has multiple operating segments that aggregate into the two reportable segments and, if so, provide us with a summary of the Company's identified operating segments. To the extent that the Company is aggregating or combining multiple operating segments in determining your reportable segments pursuant to ASC 280-10-50-10 through 50-13, provide us with your aggregation analysis. In your analysis, please compare and contrast the similarity of the economic characteristics between the aggregated operating segments, and address each of the areas listed in ASC 280-10-50-11a to 11e.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cara Lubit at 202-551-5909 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance